Form C

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Cover Page

Name of issuer:

American Freak Libations LLC d/b/a Carnival Dogs Brewing Co.

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

FL

Date of organization:

7/16/2024

Physical address of issuer:

6759 Mauna Loa Boulevard
Sarasota, FL 34241

Website of issuer:

https://www.facebook.com/carnivaldogsbrewingco

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Profit Participation Agreement

Target number of securities to be offered:

150,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $150,000; interests will be sold in increments of $1.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$700,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$8,684.00	$14,044.00
Cash & Cash Equivalents:	$8,684.00	$13,921.00
Accounts Receivable:	$0.00	$0.00

Current Liabilities:	$60,000.00	$53,000.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($11,989.00)	($38,956.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

American Freak Libations LLC d/b/a Carnival Dogs Brewing Co.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Jacob Garrison	Head Brewer	Owner	2019
Tristan Garrison	Director of Operations	Owner	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Tristan Garrison	CEO	2019
Justin Garrison	Marketing Director	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Jacob Garrison	20%+
Tristan Garrison	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Carnival Dogs Brewing Co. was incorporated in July 2024 and has not yet begun brewing or selling products. We have no operating history upon which investors can evaluate our business model, prospects, or ability to execute our business plan. We have no employees,

no established customer base, no proven recipes or products, and no track record of generating revenue. Our business plan to establish a craft brewery with a taproom and video game lounge is entirely prospective. There is substantial risk that we will be unable to successfully execute our business plan, and investors have no historical financial or operational data to assess the likelihood of our success. Investment in our company is highly speculative and should only be made by investors who can afford to lose their entire investment.

We have very limited cash reserves and the proceeds from this offering may not be sufficient to fully fund our business plan. Establishing a craft brewery requires substantial upfront capital investment for leasing and building out a facility, purchasing brewing equipment and fermentation tanks, acquiring kitchen equipment, obtaining furniture and fixtures, securing licenses and permits, purchasing initial inventory and raw materials, and funding working capital until we achieve positive cash flow. If we raise less than our maximum target amount, we may need to scale back our plans, delay our opening, or seek alternative sources of capital. Even if we raise our maximum target, we may encounter cost overruns, construction delays, or higher-than-anticipated operating expenses that require additional funding. There is no assurance that we will be able to obtain additional financing on acceptable terms, if at all. If we are unable to secure adequate capital, we may be forced to cease operations before ever opening our doors, resulting in a total loss of investment for our investors.

We have not generated any revenue to date and do not expect to generate revenue until we complete our buildout, obtain all necessary licenses and permits, and open our brewery and taproom to the public. We expect to incur substantial losses during our development phase and initial operating period as we invest in facility construction, equipment purchases, inventory, staffing, and marketing while generating little or no revenue. The craft brewery industry typically requires a significant period of time to build a customer base, establish brand recognition, and achieve profitability. Many craft breweries never achieve profitability and are forced to close. There is no assurance that we will ever generate sufficient revenue to cover our operating expenses or achieve profitability. If we are unable to achieve and sustain profitability, investors will lose some or all of their investment.

The craft brewery market is highly competitive and saturated in many regions, including Florida. We will compete with numerous established craft breweries, brewpubs, and taprooms that have loyal customer bases, proven recipes, established distribution channels, and significantly greater financial and operational resources than we possess. We will also face competition from large national and regional breweries, as well as from other alcoholic beverage options including wine, spirits, and ready-to-drink cocktails. Many of our competitors have substantially greater brand recognition, marketing budgets, production capacity, and access to capital. As a new entrant with no established reputation or customer base, we may be unable to attract sufficient customers to sustain our business. Additionally, consumer preferences in the craft beer market can shift rapidly, and we may be unable to adapt our product offerings quickly enough to remain competitive. If we cannot effectively compete, our business will fail and investors will lose their investment.

Our anticipated revenue will depend primarily on customers visiting our taproom to purchase beer, food, and use our video game lounge. This business model is highly dependent on consumer discretionary spending and local economic conditions in the Sarasota, Florida area. During economic downturns, recessions, or periods of reduced consumer confidence, consumers typically reduce spending on non-essential items such as dining out and craft beer. Additionally, our success will depend on our ability to attract sufficient foot traffic to our location, which may be affected by factors beyond our control including local competition, changes in neighborhood demographics, traffic patterns, parking availability, and the overall attractiveness of our location. Any sustained reduction in consumer spending or foot traffic could prevent us from generating sufficient revenue to cover our fixed costs, forcing us to close our business.

Our brewing operations will depend on a consistent supply of quality ingredients including malted barley, hops, yeast, and other brewing materials, as well as kegs, cans or bottles, and packaging materials. We will also require food ingredients for our kitchen operations. Disruptions in the supply chain due to agricultural conditions, global events, natural disasters, transportation issues, or supplier business failures could result in shortages, delays, or significant price increases for critical materials. The craft brewing industry has previously experienced shortages of key ingredients such as hops and aluminum cans. If we are unable to source necessary ingredients and materials at acceptable prices and in sufficient quantities, we may be forced to modify our recipes, reduce our product offerings, increase our prices, or temporarily cease production. Any such disruptions could harm our reputation, reduce our revenue, and adversely affect our financial condition.

The production and sale of alcoholic beverages is heavily regulated at the federal level by the Alcohol and Tobacco Tax and Trade Bureau (TTB), at the state level by the Florida Division of Alcoholic Beverages and Tobacco, and at the local level by Sarasota County and municipal authorities. We will be required to obtain and maintain multiple licenses and permits, including a federal brewer's notice, state alcoholic beverage licenses, local business licenses, and potentially food service permits for our kitchen operations. These licenses and permits are subject to renewal, can be revoked or suspended for violations, and may impose significant restrictions on our operations including hours of operation, advertising limitations, and distribution restrictions. The regulatory approval process can be lengthy, expensive, and uncertain. Any delay in obtaining necessary licenses could postpone our opening and increase our costs. Additionally, changes to alcoholic beverage laws, increases in excise taxes, or stricter enforcement of existing regulations could increase our compliance costs, restrict our business activities, or make our operations economically unfeasible. Failure to comply with applicable regulations could result in fines, penalties, license suspension or revocation, and could force us to cease operations.

Our planned operations include food service in addition to brewing operations, which will subject us to federal, state, and local food safety regulations and health code requirements. We will be required to maintain proper food handling procedures, employee hygiene standards, equipment sanitation, temperature controls, and facility cleanliness in accordance with applicable health codes. We will be subject to periodic inspections by health authorities, and any violations could result in citations, fines, mandatory corrective actions, temporary closure orders, or revocation of our food service permits. Additionally, any foodborne illness outbreak or contamination incident traced to our establishment could result in significant liability, reputational damage, loss of customers, and potential litigation. Even allegations of food safety issues, whether or not substantiated, could severely harm our business. As a new operation with no established food safety track record, we face heightened risk during our initial operating period as we develop and implement proper procedures and train staff.

Investment in these securities is highly speculative and involves a high degree of risk. Investors should be prepared to lose their entire investment. The securities are not registered under the Securities Act of 1933 and are subject to transfer restrictions. There is no public market for these securities and none is expected to develop. Investors will be required to bear the financial risks of this investment for an indefinite period of time and should not invest unless they can afford to lose their entire investment. The securities cannot be sold or transferred except in very limited circumstances and only pursuant to an available exemption from registration. Even if we are successful in our business operations, there is no assurance that investors will be able to realize any return on their investment or recover any portion of their capital.

We will require additional capital beyond this offering to fully develop and operate our business. Any future equity financings will dilute the economic interest and economic interests of existing investors. We may issue securities in future financings that have rights, preferences, or privileges senior to the securities offered in this offering. New investors may negotiate terms that are more favorable than those available to investors in this offering, including lower valuation, enhanced liquidation preferences, anti-dilution protections, or other preferential rights. We have no obligation to offer existing investors the opportunity to participate in future financing rounds on the same terms as new investors. As we raise additional capital, the relative ownership and influence of early investors will decrease, and the value of their investment may be substantially diluted. There is no limit on the amount of securities we may issue in the future or the terms on which we may issue them.

Our business model depends on customers physically visiting our taproom, which makes us particularly vulnerable to events that restrict public gatherings or consumer mobility. The COVID-19 pandemic demonstrated that government-mandated closures, capacity restrictions, and consumer reluctance to visit public spaces can devastate businesses in the hospitality and craft brewery industries. Future pandemics, disease outbreaks, or public health emergencies could result in similar disruptions. Additionally, our location in Sarasota, Florida exposes us to risks from hurricanes, tropical storms, flooding, and other natural disasters that could damage our facility, disrupt our operations, cause inventory losses, or prevent customers from visiting our location. We may not maintain adequate insurance coverage for all potential losses, and business interruption insurance may not fully compensate us for lost revenue during extended closures. Any prolonged disruption to our operations could exhaust our financial resources and force us to permanently close our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

If we raise: [illegible]

Use of Proceeds: If only the minimum target amount is raised, Carnival Dogs Brewing Co. expects to use proceeds approximately as follows: 32% Location Buildout and Tenant Improvements, 27% Brewing and Kitchen Equipment, 9% Permits, Licenses, and Insurance, 13% Furniture, Fixtures, and Signage, 11.1% Working Capital and Initial Inventory, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on actual costs, permitting timelines, and other operational factors.
We intend to use the proceeds from this offering to secure and build out a brewery and taproom location, purchase brewing, kitchen, refrigeration, and taproom equipment, acquire initial inventory and raw materials, complete tenant improvements, obtain permits, licenses, and insurance, purchase furniture, fixtures, signage, and point of sale systems, build our video game lounge, hire and train staff, support marketing and brand development, and provide working capital for day to day operations.

If we raise: **$700,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Carnival Dogs Brewing Co. expects to use proceeds approximately as follows: 27% Expanded Buildout and Tenant Improvements, 25% Brewing, Kitchen, and Taproom Equipment, 11% Video Game Lounge and Guest Experience, 13% Marketing, Branding, and Staff Training, 16.1% Inventory, Working Capital, and Operations, and 7.9% Wefunder fee and related offering expenses. Management expects to apply excess proceeds toward growth and capacity expansion but may reallocate among categories as circumstances and operational needs evolve.
If we raise our maximum target, we plan to accelerate our buildout, expand equipment and production capacity, increase inventory, strengthen our marketing efforts, and maintain additional operating capital to support future growth.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Profit Participation Agreement. Investors receive 50% of Distributable Net Profit quarterly until they receive 2x their Investment Amount (the Maximum Repayment Amount).

"**Distributable Net Profit**" means the Company's Net Profit for the applicable quarter, calculated in accordance with Section 1.6, less only the following permitted deductions, in each case to the extent paid or reasonably reserved for the applicable quarter: (a) operating reserves not exceeding ten percent (10%) of Net Profit per quarter, maintained for working capital and emergency needs; (b) mandatory debt service payments, including principal and interest on outstanding indebtedness; (c) required tax payments and reasonable tax reserves; (d) capital expenditure reserves not exceeding five percent (5%) of Net Profit per quarter, maintained for the maintenance and replacement of equipment; and (e) reserves or amounts required by applicable law or by any applicable regulatory authority. No other deductions, reserves, reinvestments, retained capital, or other amounts may be taken in calculating Distributable Net Profit.

"**Participation Percentage**" means fifty percent (50%) of Distributable Net Profit, allocated collectively among all investors holding participation rights under this Agreement or substantially similar agreements. Each such investor shall receive a pro rata share of that

collective amount based on the relative amount of such investor's investment.

Quarterly Distributions At the conclusion of each calendar quarter, the Company shall calculate Distributable Net Profit for that quarter. Within thirty (30) days following the end of each calendar quarter, the Company shall distribute fifty percent (50%) of Distributable Net Profit to participating investors, with Investor receiving Investor's pro rata share of that amount, provided sufficient distributable cash flow exists, the Company maintains reasonable operational reserves, and the payment would not materially impair Company operations, solvency, growth initiatives, debt obligations, or working capital needs. No distribution is guaranteed, and all distributions are entirely dependent upon Company profitability, operational performance, and available distributable cash flow.

CASH FLOW AND OPERATIONAL PROTECTIONS

Notwithstanding anything to the contrary in this Agreement, the Company shall may defer a quarterly distribution only if: (i) making the distribution would cause the Company to be unable to pay its debts as they become due in the ordinary course of business; (ii) making the distribution would cause a default under any material credit agreement or loan facility; or (iii) making the distribution would reduce the Company's available cash below a reasonable minimum operating threshold equal to the equivalent of sixty (60) days of average operating expenses calculated over the preceding four (4) quarters. Any deferred distribution shall not be forgiven or reduced, but shall be carried forward and paid in the immediately following quarter or quarters in which the applicable deferral conditions no longer exist, in addition to the regular quarterly distribution for such period. The Company may not defer a distribution for more than two (2) consecutive quarters; if, notwithstanding this limit, a distribution remains deferred for more than two (2) consecutive quarters, the Company shall present Investor with a written remediation plan. If the Company defers any distribution, it shall provide Investor with written notice no later than fifteen (15) days after the end of the applicable quarter, specifying the grounds for the deferral and the estimated timeline for payment.

14. Do the securities offered have voting rights?

- [ ] Yes
- [x] No

15. Are there any limitations on any voting or other rights identified above?

There are no voting rights

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

- the Investor or
- the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
  - the Purchase Amount may not be amended, waived or modified in this manner,
  - the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
  - such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

- Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
- Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: P Henry
Amount: $10,000.00
Outstanding principal plus interest: $10,000.00 as of 9/14/2026
On March 31, 2024, the Company received cash proceeds of $10,000 from family member, P. Santiago under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $20,000, which includes the $10,000 principal and a $10,000 repayment premium recognized as a financing cost. The balance of this loan was $10,000 as of December 31, 2025, and December 31, 2024.

Related party
Name: P Henry
Relationship: Aunt of founders
Amount: $10,000.00

Loan
Lender: R and H Garrison
Amount: $2,000.00
Outstanding principal plus interest: $2,000.00 as of 9/14/2026
On June 3, 2024, the Company received cash proceeds of $2,000 from family members, R. and H. Garrison under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $4,000, which includes the $2,000 principal and a $2,000 repayment premium recognized as a financing cost. The balance of this loan was $2,000 as of December 31, 2025, and December 31, 2024.

Related party
Name: R and H Garrison
Relationship: Father of founders and his wife
Amount: $2,000.00

Loan
Lender: D Santiago
Amount: $4,500.00
Outstanding principal plus interest: $4,500.00 as of 9/14/2026
On June 27, 2024, the Company received cash proceeds of $4,500 from family member, D. Santiago under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status.

Under the agreement, the Company is obligated to repay a total of $9,000, which includes the $4,500 principal and a $4,500 repayment premium recognized as a financing cost. The balance of this loan was $4,500 as of December 31, 2025, and December 31, 2024

Related party
Name: D Santiago
Relationship: Mother of founders
Amount: $4,500.00

Loan
Lender: M Chochran
Amount: $10,000.00
Outstanding principal plus interest: $10,000.00 as of 9/14/2026
On July 7, 2024, the Company received cash proceeds of $10,000 from family member, M. Chochran under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $20,000, which includes the $10,000 principal and a $10,000 repayment premium recognized as a financing cost. The balance of this loan was $4,500 as of December 31, 2025, and December 31, 2024

Related party
Name: M Chochran
Relationship: Aunt of founders
Amount: $10,000.00

Loan
Lender: P Henry
Amount: $3,000.00
Outstanding principal plus interest: $3,000.00 as of 9/14/2026
On May 19, 2025, the Company received cash proceeds of $3,000 from family member, P. Henry under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $6,000, which includes the $3,000 principal and a $3,000 repayment premium recognized as a financing cost. The balance of this loan was $3,000 as of December 31, 2025.

Related party
Name: P Henry
Relationship: Aunt of founders
Amount: $3,000.00

Loan
Lender: L Wilson
Amount: $500.00
Outstanding principal plus interest: $500.00 as of 9/14/2026
On December 1, 2025, the Company received cash proceeds of $500 from family member, L. Wilson under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $1,000, which includes the $500 principal and a $500 repayment premium recognized as a financing cost. The balance of this loan was $500 as of December 31, 2025.

Related party
Name: L Wilson
Relationship: Grandfather of founders
Amount: $500.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [x] Yes
- [ ] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: P Henry
Amount Invested: $10,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Aunt of founders

Name: R and H Garrison
Amount Invested: $2,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Father of founders and his wife

Name: D Santiago
Amount Invested: $4,500.00
Transaction type: Loan
Outstanding: Yes
Relationship: Mother of founders

Name: M Chochran
Amount Invested: $10,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Aunt of founders

Name: P Henry
Amount Invested: $3,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Aunt of founders

Name: L Wilson
Amount Invested: $500.00
Transaction type: Loan
Outstanding: Yes
Relationship: Grandfather of founders

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company intends to produce and retail beer, wine, and mead through a brick-and-mortar facility featuring a brewhouse, taproom, and small kitchen. The food program will offer a curated deli and diner menu to complement beverage sales.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of August 25, 2026, we had cash and cash equivalents of approximately $3,439.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $8,684 and our current and non-current liabilities, as reflected in available financial statement fields, were $60,000.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $8,684.

Based on our current operations, we have a monthly net burn of approximately $1,812.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- Buying inventory or other direct costs
- Loan, lease, or rent payments
- A one-time cost (legal, settlement, equipment, etc.)
- Carnival Dogs Brewing Co. is a pre-revenue startup preparing to launch operations. As with most early-stage businesses, our cash requirements are driven by the costs of securing a commercial location, completing tenant improvements, purchasing brewing equipment, obtaining permits and licenses, acquiring initial inventory, and funding working capital prior to generating operating revenue. Our crowdfunding campaign is intended to help finance these startup and launch-related expenses.

To date, our operations have been funded through minimal cash resources, $45,000 in founder capital contributions, and loans from related parties.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 6 loans and approximately $30,000 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to secure and build out a brewery and taproom location, purchase brewing, kitchen, refrigeration, and taproom equipment, acquire initial inventory and raw materials, complete tenant improvements, obtain permits, licenses, and. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Tristan Garrison**, certify that:

(1) the financial statements of American Freak Libations LLC d/b/a Carnival Dogs Brewing Co. included in this Form are true and complete in all material respects; and

(2) the financial information of American Freak Libations LLC d/b/a Carnival Dogs Brewing Co. included in this Form reflects accurately the information reported on the tax return for American Freak Libations LLC d/b/a Carnival Dogs Brewing Co. filed for the most recently completed fiscal year.

Tristan Garrison

Tristan Garrison
Director of Operations

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before

the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.facebook.com/carnivaldogsbrewingco/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Carnival Dogs PPF

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Jacob Garrison
- Justin Garrison
- Tristan Garrison

Appendix E: Supporting Documents

- Attachment #24639

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Carnival Dogs PPF

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Jacob Garrison
- Justin Garrison
- Tristan Garrison

Appendix E: Supporting Documents

- Attachment #24639

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

American Freak Libations LLC d/b/a Carnival Dogs Brewing Co.

By

Tristan Garrison

Director of Operations

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tristan Garrison

Director of Operations
9/12/2026

Jacob Garrison

Owner/Head brewer
9/12/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.